EXECUTION

AMENDMENT

AMENDMENT dated as of April 9, 2019, amongst each entity listed on Annex I attached thereto (each, a “Fund” collectively, the “Funds”) and The Bank of New York Mellon (“BNY Mellon”).

WHEREAS, the Funds and the BNY Mellon have entered into a Custody Agreement dated as of September 30, 2014 (the “Agreement”), pursuant to which BNY Mellon provides services to the Funds, one or more of which is a registered closed-end investment company; and

WHEREAS, in connection with the formation of AMG Pantheon Subsidiary Fund, LLC (the “Subsidiary”), a wholly owned subsidiary of AMG Pantheon Master Fund, LLC, the parties desire to add the Subsidiary as a party to the Agreement;

WHEREAS, the parties desire to make clear that, subject to the conditions below, the terms and provisions of the Agreement shall be construed to apply to the Subsidiary and any additional investment vehicle that may become a party to the Agreement; and

WHEREAS, the parties wish to make certain modifications to the services set forth in the Agreement.

NOW, THEREFORE, in consideration of the forgoing premises and mutual covenants, agreements and promises contained in this Amendment, the parties hereto, intending to be legally bound, agree as follows:

1. Amendments to the Agreement.

a.	The following Definitions are hereby added to Section 1.1 of the Agreement:

““Economic Sanctions Compliance Program” shall mean those programs, policies, procedures and measures designed to ensure compliance with, and prevent violations of, Sanctions.

“Sanctions” shall mean all economic sanctions, laws, rules, regulations, executive orders and requirements administered by any governmental authority of the U.S. (including the U.S. Office of Foreign Assets Control), and the European Union (including any national jurisdiction or member state thereof), in addition to any other applicable authority with jurisdiction over the Fund.”

b.	The following section is hereby added to Section 9 of the Agreement:

“9.9 Sanctions.

(a) Throughout the term of this Agreement, the Fund (i) shall maintain, and comply with, an Economic Sanctions Compliance Program which includes measures to accomplish effective and timely scanning of all relevant data with respect to its clients and with respect to incoming or outgoing assets or transactions; (ii) shall ensure that neither the Fund nor any of its affiliates, directors, officers, employees or clients (to the extent such clients are covered by this Agreement) is an individual or entity that is, or is owned or controlled by an individual or entity that is: (A) the target of Sanctions, or (B) located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions; and (iii) shall not, directly or indirectly, use the Accounts in any manner that would result in a violation of Sanctions. While the Funds have responsibility for the items set forth above, it is noted that certain duties relating to the Funds’ Economic Sanctions Compliance Program have been delegated by the Funds to their transfer agent BNY Mellon Investment Servicing (US) Inc.

(b) The Fund will promptly provide to the Custodian such information as the Custodian reasonably requests in connection with the matters referenced in this Section 9.9, including information regarding the Accounts, the assets held or to be held in the Accounts, the source thereof, and the identity of any individual or entity having or claiming an interest therein. The Custodian may decline to act or provide services in respect of any Account, and take such other actions as it, in its reasonable discretion, deems necessary or advisable, in connection with the matters referenced in this Section 9.9. If the Custodian declines to act or provide services as provided in the preceding sentence, except as otherwise prohibited by applicable law or official request, the Custodian will inform the Fund as soon as reasonably practicable.”

c.	The following sections are hereby added to Section 11 of the Agreement:

“11.12 Adding Additional Funds to the Agreement. One or more additional investment funds or vehicles which are advised by a Fund’s investment adviser but which are organized as separate legal entities from the Fund may be added as a party to the Agreement from time to time (“Additional Funds”) through the execution of an amendment to the Agreement including, without limitation, an instrument of accession, joinder or similar agreement among each Fund party to the Agreement, such Additional Fund and Custodian, whereby each such Additional Fund(s) and Custodian will agree to be bound by the terms of this Agreement with respect to such Additional Fund(s). The addition of Additional Fund(s) to the Agreement will not affect the rights or obligations of the Fund under the terms of the Agreement. The obligations of the Fund and any Additional Fund(s) to Custodian under the Agreement shall be several and not joint or joint and several.

11.13 Applicability of Agreement to Non-Registered Investment Companies. The terms and provisions of this Agreement shall be construed to apply to any investment fund or investment vehicle which is not organized as a registered investment company (“non-RIC”) and which is added as a party to the Agreement as an Additional Fund. Subject to this Section 11.13, the term “Fund” as used throughout this Agreement shall be construed to include any non-RIC that is an Additional Fund, as applicable.”

2. Acceptance of Agreement and Fees. BNY Mellon and the Subsidiary hereby agree to be bound by the terms of the Agreement, including this Amendment, and the Subsidiary hereby appoints BNY Mellon to provide it with the services set forth in the Agreement, and BNY Mellon agrees to provide the services set forth in the Agreement to the Funds and the Subsidiary. The Subsidiary shall be a party to the Agreement as an Additional Fund as of the date of this Amendment. As compensation for services to be rendered to the Subsidiary pursuant to the terms of the Agreement, the Subsidiary shall pay a fee to BNY Mellon as may be agreed to in writing by the parties.

3. This Amendment shall become effective upon execution by the parties hereto. From and after the execution hereof, any reference to the Agreement shall be a reference to the Agreement as amended hereby.

4. Except as amended hereby, the Agreement shall remain in full force and effect.

5. This Amendment shall be governed by the laws of the State of New York.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed in counterparts by their respective officers, thereunto duly authorized, as of the date first above written.

EACH ENTITY ON ANNEX 1 HERETO

By	/s/ Thomas Disbrow
Title:	Treasurer & CFO

THE BANK OF NEW YORK MELLON

By	/s/ Kate Fitzgerald
Title:	Service Director

ANNEX 1

LIST OF FUNDS

AMG Pantheon Fund, LLC

AMG Pantheon Master Fund, LLC

AMG Pantheon Subsidiary Fund, LLC